SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM 8-B

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                      PEOPLES BANCORP, INC.
-----------------------------------------------------------------
     (Exact name of registrant as specified in its charter)


United States                                   To Be Applied For
-----------------------------------------------------------------
(State of incorporation or organization)         (I.R.S. Employer
                                              Identification No.)


134 Franklin Corner Road, Lawrenceville, New Jersey    08648-0950
-----------------------------------------------------------------
(Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act.


           None                                  N/A
-----------------------------------------------------------------
       (Title of Class)           (Name of each exchange on which
                                  each class is to be registered)

Securities to be registered pursuant to Section 12(g) of the Act:


               Common Stock par value $.10 per share
-----------------------------------------------------------------
                          (Title of Class)

Item 1.  General Information

     (a) Peoples Bancorp, Inc. (the "Company") was organized as a Federal corporation on May 28, 1997, for the purpose of becoming a savings and loan holding company for Trenton Savings Bank FSB (the "Bank"). On May 28, 1997, the Company merged with and into Peoples Bancorp, Inc., a Delaware corporation that was originally formed to serve as the holding company for the Bank, with the Company as the surviving entity.

     (b)  The Company's fiscal year ends December 31.

Item 2.  Transaction of Succession

     (a) The Bank's common stock, par value $1.00 per share ("Bank Common Stock") is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as administered by the Office of Thrift Supervision. The issuance of the Bank's securities was exempt from registration under the Securities Act of 1933 pursuant to Section 3(a) of said Act.

     (b) The Bank intends to reorganize into the two-tier holding company structure (the "Reorganization"), whereby each outstanding share of Bank Common Stock, par value $.10 per share, will be exchanged for one share of the Company's common stock, par value $.10 per share (the "Holding Company Common Stock"), and the Bank will become the wholly-owned subsidiary of the Company.

     The Reorganization and the establishment of the Company will be accomplished as follows: (i) the Company has been organized as a wholly owned subsidiary of the Bank; (ii) the Company will organize an interim Federal stock savings bank ("Interim") as a wholly owned subsidiary; (iii) Interim will merge into the Bank, with the Bank as the surviving corporation; and (iv) in connection with the merger in step (iii) above, all of the issued and outstanding shares of Holding Company Common Stock held by the Bank prior to the Reorganization will be canceled, all of the issued and outstanding shares of Bank Common Stock will be converted into and become an equal number of shares of Holding Company Common Stock, and all of the issued and outstanding shares of Interim, which are held by the Stock Holding Company, will automatically be converted by operation of law into common stock of the Bank. As a result of the steps described above, the Bank will become the wholly owned subsidiary of the Company.

Item 3.  Securities to be Registered

     The Company has authorized for issuance 20,000,000 shares of Holding Company Common Stock, 100 of which are outstanding.

Item 4.  Description of Company's Securities to be Registered

     For a description of the Company's securities, reference is made to "Description of Capital Stock of the Stock Holding Company," in the Company's Registration Statement on Form S-4 (Registration Number 333-23029), which is hereby incorporated by reference.

Item 5.  Financial Statements and Exhibits

     The financial statements and exhibits filed as part of this Registration Statement are as follows:

     (a)  Financial Statements

          Not applicable.

     (b)  Exhibits

          The Index of Exhibits immediately precedes the attached
          Exhibits.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              PEOPLES BANCORP, INC.



Date:  June 3, 1997           By: \s\ Wendell T. Breithaupt
                                   ------------------------------
                                   Wendell T. Breithaupt
                                   President and Chief Executive
                                    Officer


                          EXHIBIT INDEX
Form 8-B
Exhibit No.    Description of Document            Location of Document
--------------------------------------------------------------------------
2         Agreement and Plan of Reorganization         *

3.1       Certificate of Incorporation of Peoples           Exhibit 3.1
          Bancorp, Inc.

3.2       Bylaws of Peoples Bancorp, Inc.              Exhibit 3.2

4         Form of Common Stock Certificate of Peoples  Exhibit 4
          Bancorp, Inc.

10.1      Amended Employment Agreement between the Bank     *
          and Wendell T. Breithaupt

10.2      Supplemental Executive Retirement Plan       *

10.3      Trenton Savings Bank FSB and Peoples         *
          Bancorp, M.H.C. 1996 Stock Option Plan

10.4      Trenton Savings Bank FSB and Peoples         *
          Bancorp, M.H.C. 1996 Recognition and
          Retention Plan for Employees and Outside
          Directors

21        Subsidiaries of the registrant               Not Applicable

24        Power of Attorney                            *

99        Prospectus/Proxy Statement                   *



* Previously filed as part of the Registrant's Form S-4 Registration Statement pursuant to the Securities Act of 1933 (Registration No. 333-23029), filed on March 10, 1997 and amended on April 17, 1997. Such documents are incorporated herein by reference in accordance with Rule 12b-32 of the Securities Exchange Act of 1934.
